UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OBM APPROVAL OMB Number:3235-0058 Expires:April 30, 2009 Estimated average burden hours per response2.50 SEC FILE NUMBER 000-32233 CUSIP NUMBER 705560100

(Check One):   ☒ Form 10-K   ☐Form 20-F   ☐Form 11-K   ☐Form 10-Q   ☐Form N-SAR   ☐Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended: ___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Peet's Coffee & Tea, Inc. (Full Name of Registrant)

N/A (Former Name if Applicable)

1400 Park Avenue Address of Principal Executive Office (Street and Number)

Emeryville, California 954608-3520 (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

As Peet’s Coffee & Tea, Inc. (the “Company”) announced on February 22, 2007, an Option Review Committee of the Company's Board of Directors has completed its voluntary review of the Company's historical stock option granting practices. Based upon the Committee's findings, the Company has concluded that it incorrectly applied the measurement date, as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," with respect to certain stock option grants made from 2001 to 2006. Additionally, the Company found other instances of inaccurate accounting for stock option grants during this period. In order to correct the accounting errors that resulted from the misapplication of the measurement date and other stock option-related corrections, the Company is restating its previously issued consolidated financial statements to record non-cash, pre-tax compensation expense totaling approximately $1.7 million ($1.0 million after tax) for fiscal years 1998-2006. The adjustments, after tax, for fiscal years 2006, 2005 and 2004 are approximately $25,000, $15,000 and $74,000, respectively. The amounts of non-cash pre-tax compensation expense is subject to adjustment pending finalization by the Company.

(Attach extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Cawley (Name)	(510) (Area Code)	594-2100 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes ☐  No ☒

Form 10-Q as of October 1, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Company is restating its previously issued consolidated financial statements to record non-cash, pre-tax compensation expense totaling approximately $1.7 million ($1.0 million after tax) for fiscal years 1998 to 2006. The adjustments, after tax, for fiscal years 2006, 2005 and 2004 are approximately $25,000, $15,000 and $74,000, respectively. The amounts of the restatement are subject to adjustment pending finalization by the Company.

The Company also determined that its methodology for allocating production and procurement cost to inventory was incorrect and resulted in understating inventory balances and misstated net income since the Company’s public offering in 2001.  The Company’s restated consolidated balance sheet as of ended January 1, 2006 includes an increase to inventory balances of $0.9 million.  The after-tax impact on the consolidated statements of income for fiscal 2006, 2005, and 2006 is approximately a $47,000 increase, a $103,000 increase, and a $1,000 decrease.

The Company announced its preliminary financial results without the above described adjustments for its fourth quarter and full year ended December 31, 2006 on February 22, 2006. As stated in that announcement, for the quarter ended December 31, 2006, net revenue increased 18.9 percent to $60.2 million from $50.6 million in the corresponding period of fiscal 2005. For the fiscal year 2006, net revenue increased 20.1 percent to $210.5 million from $175.2 million in the prior year. Preliminary net income for the quarter was $2.4 million, or $0.17 per diluted share, which includes an expense of $1.8 million before tax ($0.08 per diluted share after tax) for professional fees incurred in connection with the review of stock option granting practices. Preliminary net income for the 52 weeks ended December 31, 2006 was $7.8 million, or $0.55 per diluted share.

Peet's Coffee & Tea, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2007	By	/s/ Thomas Cawley
Thomas Cawley
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).